FORM 10-Q

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE
    ACT OF 1934

                For the quarterly period ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934



                       Commission file number: 333-107181


                 WNC HOUSING TAX CREDIT FUND VI, L.P., Series 12
                   California                        72-1566910
                (State or other jurisdiction of    (I.R.S. Employer
               incorporation or organization)     Identification No.)


                              17782 Sky Park Circle
                              Irvine, CA 92614-6404
                    (Address of principal executive offices)

                                 (714) 662-5565
                               (Telephone number)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X    No
   ----------  ----------
Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 of the Exchange Act).

Yes          No    X
   ----------  ----------

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                               INDEX TO FORM 10-Q

                For the Quarterly Period Ended December 31, 2005

PART I. FINANCIAL INFORMATION

     Item 1. Financial Statements

     Balance Sheets
         December 31, 2005 and March 31, 2005..................................3

     Statements of Operations
         For the Three and Nine Months Ended December 31, 2005 ................4

     Statement of Partners' Equity
         For the Nine Months Ended December 31, 2005 ..........................5

     Statement of Cash Flows
         For the Nine Months Ended December 31, 2005 ..........................6

     Notes to Financial Statements.............................................7

     Item 2.  Management's Discussion and Analysis of Financial
              Condition ......................................................16

     Item 3.  Quantitative and Qualitative Disclosures Above Market Risks.....17

     Item 4.  Controls and Procedures.........................................17


PART II. OTHER INFORMATION

     Item 1.  Legal Proceedings...............................................18

     Item 2.  Changes in Securities and Use of Proceed........................18

     Item 3.  Defaults Upon Senior Securities.................................18

     Item 4.  Submission of Matters to a Vote of Security Holders.............19

     Item 5.  Other Information...............................................19

     Item 6.  Exhibits........................................................19

     Signatures...............................................................20

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31, 2005            March 31, 2005
                                                            -----------------           ---------------
                                                               (unaudited)
ASSETS
Cash                                                   $              9,134,252    $               1,883,111

Amounts due from dealers (Note 5)                                             -                      376,000

Interest receivable                                                       4,618                            -

Investments in limited partnerships, net (Notes 2
and 3)                                                               10,603,309                    1,525,688

Prepaid expenses                                                          8,500                            -

Prepaid acquisition fees and costs (Note 3)                             217,939                      204,306
                                                         ------------------------    ------------------------
                                                       $             19,968,618    $               3,989,105
                                                         ========================    ========================
LIABILITIES AND PARTNERS' EQUITY
Liabilities:
   Accrued fees and expenses due to
      General Partner and affiliates (Note 3)          $                 26,315    $                 209,694

   Payables to limited partnerships (Note 4)                          7,162,187                      381,771
                                                         ------------------------    ------------------------
      Total liabilities                                               7,188,502                      591,465
                                                         ------------------------    ------------------------
Partners' equity
     General Partner                                                          -                           40
     Limited Partners (25,000 units authorized
       15,019 and 4,084 units issued and
       outstanding at  December 31, 2005 and
       March 31, 2005, respectively)                                 12,780,116                    3,397,600
                                                         ------------------------    ------------------------
Total partners' equity                                               12,780,116                    3,397,640
                                                         ------------------------    ------------------------

                                                       $             19,968,618    $               3,989,105
                                                         ========================    ========================

                 See accompanying notes to financial statements

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                            STATEMENTS OF OPERATIONS

              For the Three and Nine Months Ended December 31, 2005
                                   (unaudited)

                                                            2005                      2005
                                                        Three Months               Nine Months
                                                      -----------------         ------------------
Interest income                                     $          10,313        $            18,212
                                                      -----------------         ------------------
Operating expenses:
  Amortization (Note 2)                                        10,187                     16,996
  Asset management fees (Note 3)                               15,799                     30,941
  Legal and accounting                                          9,313                     16,478
  Organization costs                                                -                     25,528
  Other                                                                                    4,776
                                                                3,109
                                                      -----------------         ------------------
    Total operating expenses                                   38,408                     94,719
                                                      -----------------         ------------------
Loss from operations                                          (28,095)                   (76,507)
                                                      -----------------         ------------------
Equity in (losses) gain of
  limited partnerships (Note 2)
                                                              (31,355)                    36,255
                                                      -----------------         ------------------
Net loss
                                                    $         (59,450)                   (40,252)
                                                      =================         ==================
Net loss allocated to:
  General Partne
                                                    $             (59)                       (40)
                                                      =================         =================
  Limited Partners
                                                    $         (59,391)                   (40,212)
                                                      =================         ==================
Net loss per limited partnership unit               $              (4)                        (4)
                                                      =================         ==================
Outstanding weighted limited
  partner units                                                14,831                     10,453
                                                      =================         ==================

                 See accompanying notes to financial statements

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                          STATEMENT OF PARTNERS' EQUITY

                   For the Nine Months Ended December 31, 2005
                                   (unaudited)

                                                          General               Limited
                                                          Partner              Partners                 Total
                                                       ---------------      ----------------      ------------------
Partners' equity at March 31, 2005                   $            40        $     3,397,600       $      3,397,640

Sales of Limited Partnerships units,
   net of discounts of $4,035                                      -             10,930,965             10,930,965

Less Limited Partnership units issued for
promissory notes receivable (Note 5)                               -               (125,000)              (125,000)

Offering expenses                                                  -             (1,383,237)            (1,383,237)

Net loss                                                         (40)               (40,212)               (40,252)
                                                       ---------------      ----------------      ------------------
Partners' equity at December 31, 2005                $             -        $    12,780,116        $      12,780,116
                                                       ===============      ================      ==================

                 See accompanying notes to financial statements

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                             STATEMENT OF CASH FLOWS

                   For the Nine Months Ended December 31, 2005
                                   (unaudited)

    Cash flows from operating activities:
      Net loss                                                     $       (40,252)
         Adjustments to reconcile net loss to cash
              provided by operating activities:
            Amortization                                                    16,996
            Equity in gain from limited partnerships                       (36,255)
            Change in due from dealers                                     376,000
            Change in interest receivable                                   (4,618)
            Change in prepaid expenses                                      (8,500)
            Change in accrued fees and expense due to
             General Partners and affiliates                              (183,379)
                                                                    -----------------------
                 Net cash provided by operating activities                 119,992
                                                                    -----------------------
    Cash flows from investing activities:

            Investments in limited partnerships, net                    (1,306,705)
            Capitalized acquisition fees and costs                        (984,874)
                                                                    -----------------------
                Net cash used in investing activities                   (2,291,579)
                                                                    -----------------------
    Cash flows from financing activities:
         Sales of limited partnership units, net of
           contributions receivable and subscriptions receivable        10,805,965
         Offering expenses                                              (1,383,237)
                                                                    -----------------------

                 Net cash provided by financing activities               9,422,728
                                                                    -----------------------
    Net increase in cash and cash equivalents                            7,251,141

    Cash and cash equivalents, beginning of period                       1,883,111
                                                                    -----------------------
    Cash and cash equivalents, end of period                       $     9,134,252
                                                                    =======================

                 See accompanying notes to financial statements

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------
General
-------
The information contained in the following notes to the balance sheet is condensed from that which would appear in the annual financial statements; accordingly, the balance sheet included herein should be reviewed in conjunction with the March 31, 2005 audited financial statements. In the opinion of the General Partner, the accompanying unaudited balance sheet contains all adjustments necessary to present fairly the financial position as of December 31, 2005.

Organization
------------
WNC Housing Tax Credit Fund, VI, L.P., Series 12 (the "Partnership") was formed under the California Revised Limited Partnership Act on July 20, 2003, and commenced operations on January 21, 2005. The Partnership was formed to invest primarily in other limited partnerships or limited liability companies (the "Local Limited Partnerships") which will own and operate multi-family housing complexes that are eligible for Federal low-income housing and, in certain cases, California Low Income Housing Tax Credits ("Low Income Housing Tax Credits").

The general partner of the Partnership is WNC National Partners, LLC (the "General Partner".) The general partner of the General Partner is WNC & Associates, Inc. ("Associates"). The chairman and the president of Associates own substantially all of the outstanding stock of Associates. The initial limited partner is an affiliate of Associates. The business of the Partnership is conducted primarily through Associates, as the Partnership and General Partner have no employees of their own.

The Partnership shall continue in full force and effect until December 31, 2065, unless terminated prior to that date, pursuant to the partnership agreement or law.

Pursuant to the prospectus of the Partnership dated July 31, 2003, as amended December 24, 2003, the Partnership commenced a public offering of 25,000 units of Limited Partnership Interest ("Units"), at a price of $1,000 per Unit. Holders of Units are referred to herein as "Limited Partners." As of December 31, 2005, subscriptions for 15,019 units have been accepted by the partnership. The required minimum offering amount of $1,400,000 was achieved by January 21, 2005. The General Partner has a 0.1% interest in operating profits and losses, taxable income and losses, in cash available for distribution form the Partnership and tax credits. The Limited Partners will be allocated the remaining 99.9% interest in proportion to their respective investments.

After the Limited Partners have received proceeds from a sale or refinancing equal to their capital contributions and their return on investment (as defined in the Partnership Agreement) and the General Partner has received proceeds equal to its capital contribution and a subordinated disposition fee (as described in Note 3) from the remainder, any additional sale or refinancing proceeds will be distributed 90% to the Limited Partners (in proportion to their respective investments) and 10% to the General Partner.

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                     NOTES TO FINANCIAL STATEMENTS-CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,  continued
--------------------------------------------------------------------------------
Description of Business
-----------------------
The Partnership's principal business objective is to provide its Limited Partners with Low Income Housing Tax Credits. The Partnership's principal business therefore consists of investing as a limited partner or non-managing member in Local Limited Partnerships each of which owns and operates a multi-family housing complex (the "Housing Complexes") which qualify for the Low Income Housing Tax Credits. In general, under Section 42 of the Internal Revenue Code, an owner of low-income housing can receive the Low Income Housing Tax Credits to be used to reduce Federal taxes otherwise due in each year of a ten-year period. In general, under Section 17058 of the California Revenue and Taxation Code, an owner of low-income housing can receive the California Low Income Housing Tax Credits to be used against California taxes otherwise due in each year of a four-year period. Each Housing Complex is subject to a fifteen-year compliance period (the "Compliance Period"), and under state law may have to be maintained as low-income housing for 30 or more years.

In general, in order to avoid recapture of Low Income Housing Tax Credits, the Partnership does not expect that it will dispose of its interests in Local Limited Partnerships ("Local Limited Partnership Interests") or approve the sale by any Local Limited Partnership of its Housing Complex prior to the end of the applicable Compliance Period. Because of (i) the nature of the Housing Complexes, (ii) the difficulty of predicting the resale market for low-income housing 15 or more years in the future, and (iii) the ability of government lenders to disapprove of transfer, it is not possible at this time to predict whether the liquidation of the Partnership's assets and the disposition of the proceeds, if any, in accordance with the Partnership's Agreement of Limited Partnership, as amended "by Supplements thereto" (the "Partnership Agreement"), will be able to be accomplished promptly at the end of the 15-year period. If a Local Limited Partnership is unable to sell its Housing Complex, it is anticipated that the local general partner ("Local General Partner") will either continue to operate such Housing Complex or take such other actions as the Local General Partner believes to be in the best interest of the Local Limited Partnership. Notwithstanding the preceding, circumstances beyond the control of the General Partner or the Local General Partners may occur during the
Compliance Period, which would require the Partnership to approve the disposition of a Housing Complex prior to the end thereof, possibly resulting in recapture of Low Income Housing Tax Credits.

Risks and Uncertainties
-----------------------
An investment in the Partnership and the Partnership's investments in Local Limited Partnerships and their Housing Complexes are subject to risks. These risks may impact the tax benefits of an investment in the Partnership, and the amount of proceeds available for distribution to the Limited Partners, if any, on liquidation of the Partnership's investments. Some of those risks include the following:

The Low Income Housing Tax Credits rules are extremely complicated. Noncompliance with these rules results in the loss of future Low Income Housing Tax Credits and the fractional recapture of Low Income Housing Tax Credits already taken. In most cases the annual amount of Low Income Housing Tax Credits that an individual can use is limited to the tax liability due on the person's last $25,000 of taxable income. The Local Limited Partnerships may be unable to sell the Housing Complexes at a price which would result in the Partnership realizing cash distributions or proceeds from the transaction. Accordingly, the Partnership may be unable to distribute any cash to its investors. Low Income Housing Tax Credits may be the only benefit from an investment in the Partnership.

The Partnership has invested in a limited number of Local Limited Partnerships. Such limited diversity means that the results of operation of each single Housing Complex will have a greater impact on the Partnership. With limited

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                     NOTES TO FINANCIAL STATEMENTS-CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 1 - ORGANIZATION  AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------------------------
diversity, poor performance of one Housing Complex could impair the Partnership's ability to satisfy its investment objectives. Each Housing Complex is subject to mortgage indebtedness. If a Local Limited Partnership failed to pay its mortgage, it could lose its Housing Complex in foreclosure. If foreclosure were to occur during the first 15 years, the loss of any remaining Low Income Housing Tax Credits, a fractional recapture of prior Low Income Housing Tax Credits, and a loss of the Partnership's investment in the Housing Complex would occur. The Partnership is a limited partner or non-managing member of each Local Limited Partnership. Accordingly, the Partnership will have very limited rights with respect to management of the Local Limited Partnerships. The Partnership will rely totally on the Local General Partners. Neither the Partnership's investments in Local Limited Partnerships, nor the Local Limited Partnerships' investments in Housing Complexes, are readily marketable. To the extent the Housing Complexes receive government financing or operating subsidies, they may be subject to one or more of the following risks: difficulties in obtaining tenants for the Housing Complexes; difficulties in obtaining rent increases; limitations on cash distributions; limitations on sales or refinancing of Housing Complexes; limitations on transfers of interests in Local Limited Partnerships; limitations on removal of Local General Partners; limitations on subsidy programs; and possible changes in applicable regulations. Uninsured casualties could result in loss of property and Low Income Housing Tax Credits and recapture of Low Income Housing Tax Credits previously taken. The value of real estate is subject to risks from fluctuating economic conditions, including employment rates, inflation, tax, environmental, land use and zoning policies, supply and demand of similar properties, and neighborhood conditions, among others.

The ability of Limited Partners to claim tax losses from the Partnership is limited. The IRS may audit the Partnership or a Local Limited Partnership and challenge the tax treatment of tax items. The amount of Low Income Housing Tax Credits and tax losses allocable to the investors could be reduced if the IRS were successful in such a challenge. The alternative minimum tax could reduce tax benefits from an investment in the Partnership. Changes in tax laws could also impact the tax benefits from an investment in the Partnership and/or the value of the Housing Complexes.

No trading market for the Units exists or is expected to develop. Investors may be unable to sell their Units except at a discount and should consider their Units to be a long-term investment. Individual investors will have no recourse if they disagree with actions authorized by a vote of the majority of Limited Partners.

Exit Strategy
-------------
The IRS compliance period for Low Income Housing Tax Credits properties is generally 15 years from occupancy following construction or rehabilitation completion. WNC was one of the first in the industry to offer investments using the tax credit. Now these very first programs are completing their compliance period.

With that in mind, the Partnership will review the Partnership's holdings, with special emphasis on the more mature properties including those that have satisfied the IRS compliance requirements. The Partnership's review will consider many factors including extended use requirements on the property (such as those due to mortgage restrictions or state compliance agreements), the condition of the property, and the tax consequences to the investors from the sale of the property.

Upon identifying those properties with the highest potential for a successful sale, refinancing or syndication, the Partnership expects to proceed with efforts to liquidate those properties. The Partnership's objective is to maximize the investors' return wherever possible and, ultimately, to wind down those funds that no longer provide tax benefits to the Limited Partners. To date, no properties in the Partnership have been selected for disposition.

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                     NOTES TO FINANCIAL STATEMENTS-CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 1 - ORGANIZATION AND  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------------------------
Method of Accounting for Investments in Limited Partnerships
------------------------------------------------------------
The Partnership accounts for its investments in limited partnerships using the equity method of accounting, whereby the Partnership adjusts its investment balance for its share of the Local Limited Partnerships' results of operations and for any contributions made and distributions received. The Partnership reviews the carrying amount of an individual investment in a Local Limited Partnership for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such investment may not be recoverable. Recoverability of such investment is measured by the estimated value derived by management, generally consisting of the sum of the remaining future Low Income Housing Tax Credits estimated to be allocable to the Partnership and the estimated residual value to the Partnership. If an investment is considered to be impaired, the Partnership reduces the carrying value of its investment in any such Local Limited Partnership and includes such reduction in equity in loss of limited partnerships. The accounting policies of the Local Limited Partnerships, generally, are expected to be consistent with those of the Partnership. Costs incurred by the Partnership in acquiring the investments are capitalized as part of the investment account and are being amortized over 30 years (Notes 2 and 3).

Equity in losses/gain of limited partnerships for the period ended December 31, 2005 will be recorded by the Partnership based on nine months of reported results provided by the Local Limited Partnerships for each year ended December 31 and on three months of results estimated by management of the Partnership. Management's estimate for the six-month period will be based on either actual unaudited results reported by the Local Limited Partnerships or historical trends in the operations of the Local Limited Partnerships. In instances where acquisitions of limited partnership interest are acquired during the year, equity in losses/gain of these limited partnerships have been based on either actual unaudited results reported by the Local Limited Partnerships or historical trends in the operations of the Local Limited Partnerships. Equity in losses/gains from the Local Limited Partnerships allocated to the Partnership will not be recognized to the extent that the investment balance would be adjusted below zero. As soon as the investment balance reaches zero, amortization of the related costs of acquiring the investment are accelerated to the extent of losses available. If the Local Limited Partnerships report net income in future years, the Partnership will resume applying the equity method only after its share of such net income equals the share of net losses not recognized during the period(s) the equity method was suspended.

Distributions received by limited partners are accounted for as a reduction of the investment balance. Distributions received after the investment has reached zero are recognized as income. As of December 31, 2005, no investment accounts in Local Limited Partnerships had reached a zero balance.

Use of Estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Offering and Organization Expenses
----------------------------------
Offering expenses consist of underwriting commissions, legal fees, printing, filing and recordation fees, and other costs incurred in connection with selling limited partnership interests in the Partnership. The General Partner is obligated to pay all offering and organization costs in excess of 13% (excluding sales commissions and the dealer manager fee) of the total offering proceeds. Offering expenses are reflected as a reduction of partners' capital.

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                     NOTES TO FINANCIAL STATEMENTS-CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF  SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------------------------
Organization costs are expensed as incurred by the Partnership.

Cash and Cash Equivalents
-------------------------
The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2005, the Partnership had no cash equivalents

Concentration of Credit Risk
----------------------------
At December 31, 2005, the Partnership maintained cash balances at certain financial institutions in excess of the federally insured maximum. The Partnership believes it is not exposed to any significant financial risk on cash.

Net Income (Loss) Per Limited Partner Unit
------------------------------------------
Net income (loss) per limited partnership unit is calculated pursuant to Statement of Financial Accounting Standards No. 128, Earnings Per Share. Net income (loss) per unit includes no dilution and is computed by dividing the net income (loss) available to Limited Partners by the weighted average number of units outstanding during the period. Calculation of diluted net income (loss) per unit is not required.

Income Taxes
------------
No provision for income taxes has been recorded in the accompanying financial statements as any liability and/or benefits for income taxes flows to the partners of the Partnership and is their obligation and/or benefit. For income tax purposes the Partnership reports on a calendar year basis.

New Accounting Pronouncements
-----------------------------
As of March 31,  2004,  the  Partnership  adopted FASB  Interpretation  No. 46 -
Revised, Consolidation of Variable Interest Entities ("FIN46R"). FIN 46R provides guidance as to when a company should include the assets, liabilities, and activities of a variable interest entity ("VIE") in its financial statements, and when a company should disclose information about its relationship with a VIE. A VIE is a legal structure used to conduct activities or hold assets, and a VIE must be consolidated by a company if it is the primary beneficiary because a primary beneficiary absorbs the majority of the entity's expected losses, the majority of the expected residual returns, or both.

Under FIN 46R, the Local Limited Partnerships in which the Partnership invests are VIEs. However, management does not consolidate the Partnership's interests in these VIE's under FIN46R, as the Partnership is not considered the primary beneficiary. Rather, the Partnership currently records the amount of the investment in the Local Limited Partnerships as an asset in the balance sheet, and recognizes its share of Local Limited Partnership income or loss in the statement of operations.

The Partnership's balance in its investment in Local Limited Partnerships, plus the risk of recapture of tax credits previously recognized on these investments, represents its maximum exposure to loss. The Partnership's exposure to loss is mitigated by the condition and financial performance of the underlying properties, as well as the strength of the Local General Partners and their guarantee against credit recapture.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS 154), "Accounting Changes and Error Corrections" which provides guidance on the accounting for and reporting of accounting changes and correction of errors. This statement changes the requirements for the accounting for and reporting of a change in

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                     NOTES TO FINANCIAL STATEMENTS-CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 1 - ORGANIZATION AND  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------------------------
accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Partnership does not anticipate a material effect upon the adoption of this statement.

NOTE 2 - INVESTMENTS IN LIMITED PARTNERSHIPS
--------------------------------------------
As of December 31, 2005, the Partnership acquired limited partnership interests in eight Local Limited Partnerships, each of which owns one Housing Complex consisting of an aggregate of 435 apartment units. As of December 31, 2005, six Housing Complexes are operating with rehabilitation occurring around the existing tenants and the other two are under construction. The respective general partners of the Local Limited Partnerships manage the day-to-day operations of the entities. Significant Local Limited Partnership business decisions require approval from the Partnership. The Partnership, as a limited partner, is generally entitled to 99.98%, as specified in the Local Limited Partnership agreements, of the operating profits and losses, taxable income and losses and tax credits of the Local Limited Partnerships.

The following is a summary of the equity method activity of the investments in local limited partnerships as of:

                                                                        December 31,
                                                                            2005           March 31, 2005
                                                                       ---------------    -------------------------
Investments in limited partnerships, beginning of period             $     1,525,688    $               -
Capital contributions paid, net                                            1,306,705              978,680
Capital contributions payable                                              6,780,416              381,771
Capitalized acquisition fees and costs                                       971,241              166,313
Equity in  gain (loss) of limited partnerships                                36,255                    -
Amortization of capitalized acquisition fees and costs                       (16,996)              (1,076)
                                                                       ---------------    -----------------
Investments in limited partnerships, end of period                   $    10,603,309     $      1,525,688
                                                                       ===============    =================

As discussed in Note 1, the Partnership reports the results of its investments in Local Limited Partnerships based on their December 31 annual financial statements. The following is the estimated operating results from the Local Limited Partnerships for the nine months ended December 31, 2005, which are based on the current year's most updated operation reports.

                 WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                     NOTES TO FINANCIAL STATEMENTS-CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 2 - INVESTMENTS IN LIMITED PARTNERSHIPS, continued
-------------------------------------------------------
Selected unaudited financial information for the nine months ended December 31, 2005 from the combined financial statements of the Local Limited Partnerships in which the Partnership has invested is as follows:

                                                                                  December 31, 2005
                                                                                  -------------------
           Total revenues                                                       $        845,000
                                                                                  -------------------
           Expenses:
               Interest expense                                                          138,000

               Depreciations and amortization                                            102,000
               Other operating expense                                                   569,000
                     Total expenses                                               -------------------
                                                                                         809,000
                                                                                  -------------------
           Net gain                                                                       36,000
                                                                                  ===================
           Net gain allocable to the Partnership
                                                                                          36,000
                                                                                  ===================
           Net gain recorded by the Partnership                                 $         36,000
                                                                                  ===================

NOTE 3 - RELATED PARTY TRANSACTIONS
-----------------------------------
Under the terms of the Partnership Agreement, the Partnership has paid or is obligated to the General Partner or its affiliates for the following items:

     Acquisition fees of 7% of the gross proceeds from the sale of Units as compensation for services rendered in connection with the acquisition of Local Limited Partnerships. As of December 31, 2005 and March 31, 2005, the Partnership incurred acquisition fees of $1,051,330 and $285,880, respectively, among which $169,508 and $158,905 are included in prepaid acquisition fees and costs and $881,822 and $126,975 respectively, are included in investments in limited partnerships. Accumulated amortization of these capitalized and prepaid costs was $13,965 and $823, as of December 31, 2005 and March 31, 2005, respectively.

     Acquisition costs of 2% of the gross proceeds from the sale of Units as a non-accountable expense reimbursement in connection with the acquisition of Local Limited Partnerships. As of December 31, 2005 and March 31, 2005, the Partnership incurred acquisition costs of $300,380 and $81,680, respectively. As of December 31, 2005 and March 31, 2005, $48,431and $45,401 were included in prepaid acquisition fees and costs and $251,949 and $36,279 respectively, were included in investments in limited partnerships. Accumulated amortization of these capitalized and prepaid costs was $3,991 and $235 as of December 31, 2005 and March 31, 2005, respectively.

     Selling commissions of 7% of the net proceeds from the sale of the Units is payable to WNC Capital Corp. As of December 31, 2005 and March 31, 2005 the Partnership incurred selling commissions of $1,021,920 and $274,855, respectively.

                WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                     NOTES TO FINANCIAL STATEMENTS-CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 3 - RELATED PARTY TRANSACTIONS, continued
----------------------------------------------
     A non-accountable organization and offering and underwriting expense reimbursement, collectively equal to 4% of the gross proceeds from the sale of the Units, a dealer manager fee equal to 2% of the gross proceeds from the sale of the Units, and reimbursement for retail selling commissions advanced by the General Partner or affiliates on behalf of the Partnership. As of December 31, 2005 and March 31, 2005, the Partnership incurred non-accountable organization and offering and underwriting expense reimbursement costs totaling $600,760 and $163,360, respectively; dealer manager fees totaling $300,380 and $81,680, respectively. All other organizational and offering expenses, inclusive of the non- accountable organization and offering and underwriting expense reimbursement, and dealer manager fees, are not to exceed 13% of the gross proceeds from the sale of the Units.

     An annual asset management fee not to exceed 0.5% of the invested assets (defined as the sum of the Partnership's investment in Local Limited Partnerships, plus the revenues of the Partnership of up to 5% of gross Unit sales proceeds, and the Partnership's allocable share of the amount of the mortgage loans on, and other debts related to, the Housing Complexes) of the Local Limited Partnerships. Management fees of $30,941 were incurred in the nine months ended December 31, 2005. The Partnership paid the General Partner or its affiliates $10,000 of these fees during the nine months ended December 31, 2005.

     A subordinated disposition fee in an amount equal to 1% of the sales price of real estate sold. Payment of this fee is subordinated to the Limited Partners receiving a return on investment (as defined in the Partnership Agreement) and is payable only if the General Partner or its affiliates render services in the sales effort. No disposition fees have been incurred during the period ended December 31, 2005.

The accrued fees and expenses due to General Partner and affiliates consist of the following at:

                                                                                December 31,
                                                                                    2005           March 31, 2005
                                                                               ---------------- ------------------
Acquisition fees payable                                                      $             -  $            69,440
Acquisition expenses payable                                                                -               19,840
Organizational and offering costs payable                                                   -               59,520
Commissions payable                                                                         -               51,905
Asset management fee payable                                                           26,315                5,374
Reimbursements for expenses paid by the General Partner or an affiliate                     -                3,615
                                                                                --------------- ------------------
                                                                              $        26,315  $           209,694
                                                                               ================ ==================

NOTE 4 - PAYABLES TO LIMITED PARTNERSHIPS
-----------------------------------------
Payables to limited partnerships amounting to $7,162,187 and $381,771 at December 31, 2005 and March 31, 2005, respectively, represents amounts, which are due at various times based on conditions specified in the respective limited partnership agreements. These contributions are payable in installments and are generally due upon the limited partnerships achieving certain development and operating benchmarks (generally within two years of the Partnership's initial investment).

                WNC HOUSING TAX CREDIT FUND VI, L.P., SERIES 12
                       (A California Limited Partnership)

                     NOTES TO FINANCIAL STATEMENTS-CONTINUED

                For the Quarterly Period Ended December 31, 2005
                                   (unaudited)

NOTE 5 - AMOUNTS DUE FROM DEALERS
---------------------------------
As of December 31, 2005, the Partnership had received subscriptions for 15,019 units. Limited Partners who subscribed for ten or more units of limited partnerships interest ($10,000) could elect to pay 50% of the purchase price in cash upon subscription and the remaining 50% by the delivery of a promissory note payable, together with interest at a rate equal to the three month treasury bill rate as of the date of execution of the promissory note, due no later than 9 months after the subscription date.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

With the exception of the discussion regarding historical information, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other discussions elsewhere in this Form 10-Q contain forward looking statements. Such statements are based on current expectations subject to uncertainties and other factors which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events which may not prove to be accurate.

Risks and uncertainties inherent in forward looking statements include, but are not limited to, our future cash flows and ability to obtain sufficient financing, level of operating expenses, conditions in the Low Income Housing Tax Credits property market and the economy in general, as well as legal proceedings. Historical results are not necessarily indicative of the operating results for any future period.

Subsequent written and oral forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by cautionary statements in this Form 10-Q and in other reports we filed with the Securities and Exchange Commission.

The following discussion and analysis should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this filing.

Critical Accounting Policies and Certain Risks and Uncertainties

The Partnership believes that the following discussion addresses its most significant accounting policies, which are the most critical to aid in fully understanding and evaluating the Partnership's reported financial results, and certain of the Partnership's risks and uncertainties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Financial Condition

The Partnership's assets at December 31, 2005 consisted approximately of $ 9,134,000 in cash, prepaid acquisition fees and costs of $218,000, aggregate investments in eight Local Limited Partnerships of $10,603,000, interest receivable of 5,000 and $9,000 in prepaid expenses. Liabilities at December 31, 2005 primarily consisted of $7,162,000 in payables to limited partnerships and $27,000 in accrued fees, accrued annual asset management fees and reimbursements for expenses paid by the General Partner and/or its affiliates.

Results of Operations

The Partnership commenced operations on January 21, 2005 and as such had no operations to report for December 31, 2004. As a result, there are no comparative results of operations or financial condition from prior periods to report.

The Partnership's net loss for the nine months ended December 31, 2005 was $(40,000). The net loss is primarily due to losses from operations of $(76,000) offset by $36,000 of equity in gain of Limited Partnerships. Loss from operations included $16,000 in legal and accounting fees, $31,000 in asset management fees, $17,000 in amortization expenses, $26,000 in organization costs along with $4,000 in other expenses, offset by $18,000 of interest income.

Cash Flows

Net increase in cash during the nine months ended December 31, 2005 was $7,251,000. Net cash flows used in investing activities was $(2,292,000) for the nine months ended December 31, 2005. Net cash flows used in investing activities consisted of $(1,307,000) for investments in lower tier partnerships since this Partnership is in its acquisition phase and $(985,000) for acquisition fees and costs associated with the acquisition of those additional Local Limited
Partnerships. Net cash flows provided by financing activities of $9,423,000 during the nine-month period ended December 31, 2005, consisted of net sales of limited partnership units of $10,806,000, which is net of notes receivable of $(125,000) which was offset by offering expenses of $(1,383,000). Net cash provided by operating activities was $120,000 for the nine months ended December 31, 2004. The net cash provided was largely due to a $376,000 change in due from dealers the change is due to the Partnership is no longer selling units and as such there is no longer a due from dealers. Along with that decrease there was also a decrease in accrued fees and expenses due to General Partners and/or its affiliates of $(183,000), a $(4,000) increase in interest receivable and a $(9,000) increase in prepared expenses.

It is not expected that any of the local limited partnerships will generate cash from operations sufficient to provide distributions to investors in any significant amount. Cash from operations, if any, would first be used to meet operating expenses of the Partnerships. Operating expenses include the asset management fee.

Investments in local limited partnerships are not readily marketable. Such investments may be affected by adverse general economic conditions which, in turn, could substantially increase the risk of operating losses for the apartment complexes, the local limited partnerships and the Partnership. These problems may result from a number of factors, many of which cannot be controlled. Nevertheless, WNC & Associates, Inc. anticipates that capital raised from the sale of the Units will be sufficient to fund the Partnership's future investment commitments and proposed operations.

The capital needs and resources of the Partnership are expected to undergo major changes during its first several years of operations as a result of the completion of its offering of Units and its acquisition of investments. Thereafter, the Partnership' capital needs and resources are expected to be relatively stable.

Item 3: Quantitative and Qualitative Disclosures Above Market Risks

        Not Applicable

Item 4. Controls and Procedures.

As of the end of the period covered by this report, the Partnership's General Partner, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of Associates carried out an evaluation of the effectiveness of the Fund's "disclosure controls and procedures" as defined in Securities Exchange Act of 1934 Rule 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Principal Financial Officer have concluded that as of the end of the period covered by this report, the Partnership's disclosure controls and procedures were adequate and effective in timely alerting them to material information relating to the Partnership required to be included in the Partnership's periodic SEC filings.

Changes in internal controls. There were no changes in the Partnership's internal control over financial reporting that occurred during the quarter ended December 31, 2005 that materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.

Part II.  Other Information

Item 1.  Legal Proceedings

         NONE

Item 2.  Changes in Securities and Use of Proceeds

(a)-(e)  NONE

(f)      Use of Proceeds

         (1) The effective date of the Securities Act registration statement is January 5, 2004 for WNC Housing Tax Credit Fund VI, L.P., Series 12.

         (2) WNC Housing Tax Credit Fund VI, L.P., Series 12 commenced its offering on November 1, 2004.

         (3)  Inapplicable

         (4)  (i)   The offering was completed as of December 31, 2005.

              (ii)  The  dealer   manager for  each  offering  is   WNC  Capital
                    Corporation, an affiliate of the general partner.

              (iii) The  title of the  class of  securities  registered  by each
                    Series is Units of Limited Partnership Interest.

              (iv) WNC Housing Tax Credit Fund VI L.P., Series 12 registered 25,000 Units at an aggregate price of $25,000,000. As of December 31, 2005, 15,019 Units were sold aggregating $15,014,965 net of discount of $4,035.

              (v) As of December 31, 2005 WNC Housing Tax Credit Fund VI, L.P., Series 12 has incurred $1,021,920 for retail selling commissions to unaffiliated persons, dealer manager fees to the dealer manager of $300,380 and a non-accountable organization and offering expense of $600,760 to the dealer manager.

              (vi) The net offering proceeds to Series 12 after all expenses as stated above in (f) (4) (v) totals $13,091,905.

              (vii)
                    (A) An acquisition expense allowance in the amount of 2% of the gross proceeds from the sale of Units as full reimbursement of costs incurred was paid or accrued to the General Partner in the amount of $300,380 as of December 31, 2005. Acquisition fees of 7% of the gross proceeds from the sale of Units as compensation for services rendered in connection with the acquisition of Local Limited Partnerships incurred was paid or accrued to the General Partner in the amount of $1,051,330 as of December 31, 2005.

                    (B) Of the net proceeds of $11,740,195 after payment of the foregoing, $10,513,300 was used or has been committed to acquire Local Limited Partnership Interests
                         (including amounts paid for interest on warehouse financing), and $1,226,895 is held in reserves.

              (viii)     Inapplicable

Item 3.  Defaults Upon Senior Securities

         NONE

Item 4.  Submission of Matters to a Vote of Security Holders

         NONE

Item 5.  Other Information

         NONE

Item 6.  Exhibits

         31.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

         31.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

         32.1 Section 1350 Certification.  (filed herewith)

         32.2 Section 1350 Certification.  (filed herewith)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNC HOUSING TAX CREDIT FUND VI, L.P., Series 12
-----------------------------------------------
(Registrant)

By:   WNC & Associates, Inc., General Partner




By:   /s/ Wilfred N. Cooper, Jr.
      --------------------------
Wilfred N. Cooper, Jr.
President and Chief Executive Officer of WNC & Associates, Inc.


Date: February 14, 2006




By:  /s/ Thomas J. Riha
     ------------------
Thomas J. Riha
Senior Vice President - Chief Financial Officer of WNC & Associates, Inc.

Date: February 14, 2006

                                       20
<